March 29, 2024

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Ms. Kelsey Glover; Mr. Michael Coco

Re:	Republic of Turkey

Registration Statement under Schedule B

Filed December 11, 2023

File No. 333-275976

Form 18-K for Fiscal Year Ended December 31, 2022

Filed September 22, 2023

Amended March 29, 2024

File No. 033-37817

Dear Mr. Coco:

On behalf of the Republic of Turkey (the “Republic”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”), dated January 5, 2023, regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K for the fiscal year ended December 31, 2022, as amended (the “Form 18-K”) of the Republic.

The Republic’s (1) Registration Statement has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as part of an Amendment to the Republic’s Registration Statement (the “Amended Registration Statement”) and (2) Exhibit D to the Form 18-K has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as part of an Amendment to the Form 18-K (the “Amended Form 18-K”).

For ease of reference, the Staff’s comments are reproduced below in bold italics, followed by the Republic’s responses.

Registration Statement under Schedule B

General

1.	We note that your most recent 18-K was filed on September 22, 2023. To the extent possible, please update all statistics and information to provide the most recent data.

Ms. Kelsey Glover; Mr. Michael Coco

March 29, 2024

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the revised Recent Developments and Summary section on pages 4 through 35 of Exhibit D-3 to the Amended Form 18-K.

2.	Please include substantive explanatory discussion related to recent events including the Israel-Hamas war and its impact on Türkiye, to the extent material.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 12 of Exhibit D-3 to the Amended Form 18-K.

3.	Please update the disclosure to describe any material developments related to Türkiye’s recent reported decision to move forward with Sweden’s bid to join NATO.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 10 of Exhibit D-3 to the Amended Form 18-K.

4.	Please include disclosure of the current status of income and wealth inequality in Türkiye and any related governmental steps, to the extent material.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 5 of Exhibit D-3 to the Amended Form 18-K.

Annual Report on Form 18-K, Exhibit 99.D

Government Organization and Political Background, page 32

5.

We note your disclosure in this section regarding the 2018 presidential and general elections. Please update the section to reflect the most recent presidential and general elections which took place in 2023.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 6 of Exhibit D-3 to the Amended Form 18-K.

International Relations

6.

We note that the projected inflation rate for 2023 was 31.6%. Noting recent reports that inflation exceeded 60% in both September and October 2023, please explain the deviation from the projected rate. Please also disclose the effects of recent hyperinflation upon the Turkish economy, as well as recent actions undertaken to address this inflation. We also note the increase in labor costs in 2022 recorded in Table 20 on page 104. Please comment on the recent increases to pensions and the minimum wage and their anticipated impacts on Türkiye’s economy.

Ms. Kelsey Glover; Mr. Michael Coco

March 29, 2024

We respectfully note that the inflation rate was projected to be 31.6% in the Pre-Accession Economic Program for the 2023-2025 period, which was published in January 2023. Since then, there has been deterioration in the inflation expectations. In the Medium Term Program 2024-2026, which was published by the Presidency of Strategy and Budget of the Republic in September 2023, the inflation target for 2023 was 65%. Furthermore; in the fourth Inflation Report published on November 2, 2023, the inflation projection by the CBRT was also 65%. Please see the Recent Developments and Summary section in Exhibit D-3 to the Amended Form 18-K at page 7 for additional discussion of this matter.

Additionally, the Republic has revised its disclosure in accordance with the Staff’s comment. Please see pages 25 through 28 of Exhibit D-3 to the Amended Form 18-K.

7.

We note your disclosure that “Türkiye expects the United States to take concrete steps to address Türkiye’s legitimate security concerns.” Please provide greater specificity about Türkiye’s current relations with and expectations of the United States in the near future regarding such security concerns.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 72 of Exhibit D-3 to the Amended Form 18-K.

8.

Please update the statistics and expand your disclosure regarding Türkiye’s continued trade with Russia, including how Türkiye works to protect against sanctions evasion attempts. Please also describe the direct or indirect impacts upon Türkiye resulting from the sanctions against Russia.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see pages 10 through 11 and 72 through 73 of Exhibit D-3 to the Amended Form 18-K.

Economy

9.	The GDP figures provided in Table 2 on page 83 do not align to the figures provided on pages 10 and 23. Please revise the disclosure or explain this discrepancy.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 92 of Exhibit D-3 to the Amended Form 18-K.

Ms. Kelsey Glover; Mr. Michael Coco

March 29, 2024

10.	Please revise Table 2 on page 83 to also include a calculation of Real GDP per capita.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 92 of Exhibit D-3 to the Amended Form 18-K.

11.

The percentages for each sector included in Table 4 sum to over 100% of GDP. Please revise Tables 4 and 5 on page 84 to indicate the correct percentage of GDP growth from each sector, including services.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see pages 94 through 95 of Exhibit D-3 to the Amended Form 18-K.

12.

We note that Table 6 outlines substantial increases in the industrial output value of products during 2021 and 2022. We also note that industrial production grew only 14.4% over the year. Please supplementally advise as to the rise in output values.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see pages 96 through 97 of Exhibit D-3 to the Amended Form 18-K. The Republic respectfully notes that the table has been corrected to refer to output by millions of Turkish Lira in nominal terms.

Energy

13.	Please supplementally explain the basis for your claim that “Türkiye is in close proximity to 72% of the world’s energy resources.”

The Republic respectfully notes that, according OPEC figures regarding the energy reserves in Türkiye’s neighboring regions as of December 31, 2022, the total oil reserves in North Africa, the Middle East, Eurasia, Russia, and Eastern Europe were 1,059,349 million barrels in 2022, constituting 67.7% of the world total reserves. In terms of natural gas reserves, the same region holds 158,302 billion cubic meters, representing 75.4% of global reserves. Therefore, the Republic believes that the average of these figures constitute an accurate estimation of this premise.

The detailed table regarding the oil and natural gas reserves in the Republic’s neighboring regions (by region and country) is provided below.

Table 1: World proven natural gas and oil reserves

World proven natural gas reserves by country	World proven crude oil reserves by country

Ms. Kelsey Glover; Mr. Michael Coco

March 29, 2024

Region	Billion cubic meters	Share in total (%)
Middle East	82,338	39.2
Iran	33,988	16.2
Iraq	3,714	1.8
Kuwait	1,784	0.8
Oman	673	0.3
Qatar	23,831	11.3
Saudi Arabia	9,514	4.5
UAE	8,210	3.9
Others	624	0.3
Algeria	4,504	2.1
Egypt	2,209	1.1
Libya	1,505	0.7
Russia	47,759	22.7
Other Eurasia	19,899	9.5
Azerbaijan	1,917	0.9
Kazakhstan	1,830	0.9
Turkmenistan	13,950	6.6
Ukraine	338	0.2
Uzbekistan	1,846	0.9
Others	18	0.0
Other Europe	88	0.0
Bulgaria	4	0.0
Romania	74	0.0
Others	10	0.0
Total	158,302	75.4
Total World	210,063	100.0

Region	million barrels	Share in total (%)
Middle East	871,612	55.7
Iran	208,600	13.3
Iraq	145,019	9.3
Kuwait	101,500	6.5
Oman	5,373	0.3
Qatar	25,244	1.6
Saudi Arabia	267,192	17.1
Syrian Arab Rep.	2,500	0.2
UAE	113,000	7.2
Others	3,184	0.2
Algeria	12,200	0.8
Egypt	3,300	0.2
Libya	48,363	3.1
Sudan	5,000	0.3
Russia	80,000	5.1
Other Eurasia	38,874	2.5
Azerbaijan	7,000	0.4
Belarus	198	0.0
Kazakhstan	30,000	1.9
Turkmenistan	600	0.0
Ukraine	395	0.0
Uzbekistan	594	0.0
Others	87	0.0
Total	1,059,349	67.7
Total World	1,564,441	100.0

Source: OPEC

Ms. Kelsey Glover; Mr. Michael Coco

March 29, 2024

Foreign Trade and Balance of Payments

14.

We note Table 34 on page 123 lists 2022 imports from China at $58,848,948. However, page 78 states that 2022 imports from China were $41.4 billion. Please revise to clarify the reason for this discrepancy

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 136 of Exhibit D-3 to the Amended Form 18-K.

Capital Markets

15.

Please disclose the reasons for the significant increase in number of investment funds from 2020-2022. Please revise the disclosure to include details for foreign investment funds, ETFs, real estate investment funds and venture capital funds in your disclosure on Table 47.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see pages 162 through 163 of Exhibit D-3 to the Amended Form 18-K.

Public Finance—Central Government Budget

16.

We note in Table 51 that “Grants, Aids and Special Revenues” has become a significantly larger portion of the central government budget revenue over each of the past five years—please revise to explain what is captured by this line item and whether you foresee it as a sustainable source of revenue.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see pages 194 through 195 of Exhibit D-3 to the Amended Form 18-K.

* * * * *

Should you or any member of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, please contact the undersigned at (212) 836-8861 or Christopher.Peterson@arnoldporter.com.

Very truly yours,

/s/ Christopher P. Peterson
Christopher P. Peterson
Arnold & Porter Kaye Scholer LLP

Ms. Kelsey Glover; Mr. Michael Coco

March 29, 2024

cc:	Yiğit Korkmaz YAŞAR, Ministry of Treasury and Finance, Republic of Turkey Zeynep BOGA, Ministry of Treasury and Finance, Republic of Turkey